UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

No Act
P.E. 12-27-06

DIVISION OF
CORPORATION FINANCE [redacted]

07043047

January 12, 2007

Jeffrey B. King
Senior Counsel
Apache Corporation
2000 Post Oak Boulevard
Suite 100
Houston, TX 77056-4400

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/12/2007

Re: Apache Corporation

Dear Mr. King:

This is in regard to your letter dated December 27, 2006 concerning the shareholder proposal submitted by Lucy M. Kessler for inclusion in Apache's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Apache therefore withdraws its December 18, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

JAN 2 4 2007

Sincerely,

Ted Yu
Special Counsel

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

6769

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

Apache CORPORATION

WWW.APACHECORP.COM
(713) 296-6000

December 18, 2006

Via Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Apache Corporation

Ladies and Gentlemen:

On behalf of Apache Corporation, a Delaware corporation (the "Company"), I am submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), regarding the Company's intention to omit a proposal (the "Proposal") submitted by a certain stockholder of the Company for inclusion in the proxy statement and form of proxy to be circulated by the Company in connection with its annual meeting of stockholders proposed to be held on May 2, 2007. The definitive copies of the 2007 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 29, 2007. The Proposal is sponsored by Ms. Lucy M. Kessler acting through her proxy Mr. John Chevedden (the "Proponent").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the Company's interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of the following documents:

1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2007 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to me in the enclosed, self-addressed, stamped envelope.

Discussion

Rule 14a-8(b); Proponent's Failure to Demonstrate Eligibility for the Submission of the Proposal

The Company intends to omit the Proposal on the grounds that the Proponent and her proxy have failed to deliver evidence of stock ownership by Ms. Kessler as required by paragraph 14a-8(b).

On November 28, 2006, the Company received the Proposal from the Proponent. In the letter submitting the Proposal, the Proponent indicated (a) that she was submitting the Proposal, (b) that she intended to have "... continuous ownership of the required stock value, until after the date of the applicable shareholder meeting," and (c) that Chevedden was her proxy to act on her behalf. We have found no evidence in the Company's stock records that Ms. Kessler is or was a holder of record of any of the Company's common stock, and so we sent a letter to Ms. Kessler and Mr. Chevedden dated November 28, 2006 that asked either individual to supply "a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted [Ms. Kessler] continuously held the requisite securities [at least $ 2,000 in market value, or 1% of Apache's common stock] for at least one year." A copy of the Company's inquiry, which was sent by overnight courier to Ms. Kessler and Mr. Chevedden and by e-mail to Mr. Chevedden, is attached hereto as Exhibit B. On November 30, 2006, the Company received an e-mail from Mr. Chevedden acknowledging receipt of the Company's e-mailed inquiry, a copy of which is attached hereto as Exhibit C. As of the date of this letter, no further communications have been received from the Proponent. The Company has confirmed with its registrar and transfer agent that Ms. Kessler was not on November 28, 2006, and is not now, a shareholder of record of the Company's common stock, and a copy of such confirmation is attached hereto as Exhibit D.

In its letter to Ms. Kessler (copied to Mr. Chevedden), the Company (1) made it clear that the Company had to receive proper documentation regarding stock ownership by the Proponent and (2) specified the applicable 14-day period allowed by Rule 14a-8(f) for compliance with the Company's request. Since no such documentation has been received by the Company within the period required by Rule 14a-8(f), we are of the opinion that the Proposal can be omitted from the Company's 2007 proxy statement and form of proxy pursuant to Rule 14a-8(f), without further action by the Company or opportunity to comply by Ms. Kessler or Mr. Chevedden on her behalf.

Background

Mr. Chevedden, as proxy or in his own capacity as a shareholder, has submitted numerous proposals to companies and has established a pattern of behavior where he has often been unable to prove that he or the person for whom he is acting actually owned the requisite shares. For example, the Staff found exclusion of Mr. Chevedden's supported proposals under Rules 14a-8(b) and 14a-8(f) appropriate in *Anheuser-Busch Companies, Inc.* (January 25, 2006), *Wal-Mart Stores, Inc.* (January 18, 2006), *McKesson Corporation* (March 19, 2005), and *AMR*

Corporation (March 15, 2004). Apache believes the same result is appropriate with respect to the Proposal.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission when the Company omits the Proposal from its 2007 proxy materials pursuant to Rule 14a-8(f). If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponents.

Very truly yours,

Jeffrey B. King
Senior Counsel

Enclosures

Exhibit A

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Mr. Raymond Plank
Chairman
Apache Corporation
2000 Post Oak Blvd Ste 100
Houston TX 77056
Phone: 713 296-6000
Fax: 713 296-6496

Rule 14a-8 Proposal

Dear Mr. Plank,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> T: 310-371-7872
> olmsted7p (at) earthlink.net
> (In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Lucy M. Kessler   10/31/06

cc: Cheri L. Peper
Corporate Secretary
Fax: 713-296-6480
FX: 713-296-6485

[Rule 14a-8 Proposal, November 9, 2006]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the steps necessary, in the most expeditious manner possible, to adopt annual election of each director. This includes using all means in our Board's power such as corresponding special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for formal adoption of this proposal topic.

This also includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if feasible. Also to transition solely through direct action of our board if feasible.

Lucy M. Kessler, 7802 Woodville Road, Mt. Airy, MD 21771 sponsors this proposal.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. This topic also won a 67% yes-vote average at 43 major companies in 2006.

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
"In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

It is important to take a step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library, http://www.thecorporatelibrary.com/ an independent investment research firm, rated our Board of Directors "High Concern."
- Five directors had potentially compromising non-director links to our company – Independence concern.
- Plus two directors were insiders.
- Thus the majority of our 13-member board was not completely independent.
- Five of our directors had 18 to 52 years tenure each – Independence concern.

- We were allowed to vote on individual directors only once in 3-years – Accountability concern.
- Furthermore only one yes-vote from our 320 million shares could elect and entrench a director for 3-years under our obsolete plurality voting system.
- We would have to marshal an awesome 80% shareholder vote to make certain key governance improvements – Entrenchment concern.
- Cumulative voting was not allowed.
- Our directors were protected by a poison pill.
- There was no shareholder right to act by written consent.
- There was no shareholder right to call a special meeting.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for annual election of each director.

Elect Each Director Annually
Yes on 3

Notes:

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Exhibit B

APACHE CORPORATION

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

(713) 296 6000
WWW.APACHECORP.COM

November 28, 2006

Via Courier

Mr. John Chevedden
2215 Nelson Ave.
No. 205
Redondo Beach, CA 90278

Ms. Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

Re: Director Election Resolution

Dear Mr. Chevedden and Ms. Kessler:

On November 28, 2006, we received (via fax) the letter of Ms. Lucy M. Kessler signed as of October 31, 2006 requesting that Apache include her proposed resolution in its proxy solicitation for Apache's 2007 annual meeting and appointing you as her proxy for such matter. Based on our review of the information provided by Ms. Kessler and of the relevant records and regulatory materials, we have been unable to conclude that the proposal meets the requirements for inclusion in the proxy, and unless you can demonstrate that Ms. Kessler meets these requirements in the proper time frame, we may seek to exclude her proposal from the 2007 proxy statement.

As you know, in order to be eligible to submit a proposal for consideration at Apache's 2007 annual meeting, Rule 14a-8 under Regulation 14A of the United States Securities and Exchange Commission ("SEC") requires that a stockholder must have continuously held at least $ 2,000 in market value, or 1% of Apache's common stock (the class of securities that will be entitled to be voted on the proposal at the meeting), for at least one year by the date the proposal is submitted. The stockholder must continue to hold those securities through the date of the meeting and must so indicate to us. Ms. Kessler states in her letter that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value," however, no information is provided regarding her current share ownership, or the length of time she has held the shares. Apache has reviewed the list of record owners of the company's common stock, and Ms. Kessler is not listed as a holder of record of Apache common stock. Pursuant to the SEC's Rule 14a-8(b), since Ms. Kessler is not a record owner of Apache common stock, she must either:

(1) Submit to Apache a written statement from the record holder of the securities (usually a broker or bank) verifying that at the time the proposal was submitted she continuously held the requisite securities for at least one year and a written statement from her that she intends to continue to hold the appropriate number of securities through the date of Apache's annual meeting; or

(2) If Ms. Kessler has filed a Schedule 13D (17 C.F.R. § 240.13d-101), Schedule 13G (17 C.F.R. § 240.13d-102), Form 3 (17 C.F.R. § 249.103), Form 4 (17 C.F.R. § 249.104) and/or Form 5 (17 C.F.R. § 249.105), or amendments to those documents or updated forms, reflecting ownership of the shares as of or before the date on which the one-year eligibility period begins, she may demonstrate eligibility by submitting to the company: (A) a copy of the schedule and/or form, and any subsequent amendments reporting a change in her ownership level; (B) her written statement that she continuously held the required number of shares for the one-year period as of the date of the statement; and (C) her written statement that she intends to continue ownership of the shares through the date of Apache's annual meeting.

Please note that to be considered a timely response under the SEC's Rule 14a-8(f), all of the documentation requested in this letter must be sent to my attention at the above address within 14 calendar days of the date you receive this request. If you have any questions regarding the matters discussed in this letter, please feel free to call or write me or Jeffrey B. King at the number and address shown above.

Very truly yours,

Cheri L. Peper
Corporate Secretary

cc: Jeffrey B. King

Exhibit C

From: Peper, Cheri
Sent: Thursday, November 30, 2006 7:46 AM
To: Lannie, Anthony; Teslik, Sarah; Dye, Bob; King, Jeff
Subject: FW: (APA) Apache Shareholder Proposal
Response received from John Chevedden

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, November 29, 2006 7:24 PM
To: Peper, Cheri
Subject: (APA) Apache Shareholder Proposal

Dear Ms. Cheri,
Thank you for acknowledging the rule 14a-8 proposal by email.
Sincerely,
John Chevedden

Exhibit D

WELLS FARGO

Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
651 450-4053 / 651 450-4078 Fax
800 689-8788
Barbara.M.Novak@Wellsfargo.com

Barbara M. Novak
Vice President

December 18, 2006

Ms. Cheri Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Boulevard
Houston, TX 77056

Dear Ms. Peper:

As transfer agent and recordkeeping agent for Apache Corporation ("Apache"), we have checked the account records we maintain for Apache, and do not find the following to be shareholders of record as of December 15,2006:

Lucy M. Kessler
7802 Woodville Road
Mt. Airy, MD 21771

John Chevedden
2215 Nelson Ave, No. 205
Redondo Beach, CA 90278

Sincerely,

Barbara M Novak

Barbara M. Novak

2000 POST OAK BOULEVARD / SUITE 100 / HOUSTON, TEXAS 77056-4400

Apache CORPORATION

WWW.APACHECORP.COM
(713) 296-6000

December 27, 2006

Via Courier

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: No Action Request of Apache Corporation

Ladies and Gentlemen:

By means of a letter dated December 18, 2006, Apache Corporation (the "Company") requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that the Company be permitted to omit from its proxy materials a shareholder proposal submitted by Ms. Lucy M. Kessler acting through her proxy Mr. John Chevedden (the "Proponent").

By an e-mail received by the Company on December 27, 2006, the Proponent has withdrawn the proposal (a copy of the withdrawal is attached). In reliance upon that withdrawal, the Company hereby withdraws its no action request to the Staff.

If the staff has any questions or comments regarding the foregoing, please contact me at (713) 296-6530. Thank you for your assistance

Very truly yours,

Jeffrey B. King
Senior Counsel

Enclosures

Peper, Cheri

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 27, 2006 12:23 AM
To: CFLETTERS@SEC.GOV
Cc: Peper, Cheri
Subject: Apache Corporation (APA) Rule 14a-8 Proposal withdrawn

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 26, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Apache Corporation (APA)
Rule 14a-8 Proposal: Elect Each Director Annually
Lucy Kessler

Ladies and Gentlemen:

This proposal is now withdrawn, reference company December 18, 2006 no action request.

Sincerely,
John Chevedden

cc:
Lucy Kessler
Cheri L. Peper
Corporate Secretary

END